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Filed pursuant to Rule 424(b)(3) and 424(c)
File No. 333-63656

Sticker Supplement dated August 13, 2002 to
Cornerstone Realty Fund, LLC
Prospectus dated May 7, 2002

        The fund has entered into an agreement to purchase Normandie Business Center, a multi-tenant business park located on a 2.45 acre parcel at 20920-20950 Normandie Avenue, Torrance, California. The project consists of two concrete tilt-up office/warehouse buildings of 29,779 and 19,200 square feet. Twenty eight tenants currently occupy the project with tenant sizes ranging from 1,200 to 3,358 square feet. Units are typically comprised of a one-story office area in the front and warehouse/manufacturing space in the rear. Office build out averages approximately 18%. The buildings were completed in 1989. The project is zoned M-2 light manufacturing.

        The purchase price of the project is $3,885,000. The fund's managing member and its affiliates will not receive any compensation in connection with the property acquisition. Purchase of the project is subject to completion of the fund's due diligence to its satisfaction. It is expected that the closing will occur in mid-September, 2002.

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Sticker Supplement dated August 13, 2002 to Cornerstone Realty Fund, LLC Prospectus dated May 7, 2002